EXHIBIT 21.4

JERSEY CENTRAL POWER & LIGHT COMPANY
SUBSIDIARIES OF THE REGISTRANT
AT DECEMBER 31, 2006

Name Of Subsidiary	Business	State of Organization

JCP&L Transition Funding LLC	Special-Purpose Finance	Delaware

JCP&L Transition Funding II LLC	Special-Purpose Finance	Delaware

Note: JCP&L, along with its affiliates Met-Ed and Penelec, collectively own all of the common stock of Saxton Nuclear Experimental Corporation, a Pennsylvania non-profit corporation organized for nuclear experimental purposes which is now inactive. The carrying value of the owners' investment has been written down to a nominal value.

Exhibit Number 21, List of Subsidiaries of the registrant at December 31, 2006, is not included in the printed document.